SIMPSON THACHER & BARTLETT LLP

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DIRECT DIAL NUMBER (212) 455-3352	E-MAIL ADDRESS KWALLACH@STBLAW.COM

June 25, 2015

VIA EDGAR

Re:	Blue Buffalo Pet Products, Inc.

Registration Statement on Form S-1

Filed June 10, 2015

CIK No. 0001609989

H. Roger Schwall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Blue Buffalo Pet Products, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment letter, dated June 22, 2015 (the “Comment Letter”), with respect to the Company’s Registration Statement on Form S-1 publicly filed on June 10, 2015.

In addition, we are providing the following response to the Comment Letter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of the Registration Statement. Unless otherwise defined below, terms defined in the Registration Statement and used below shall have the meanings given to them in the Registration Statement. The responses and information described below are based upon information provided to us by the Company.

Securities and Exchange Commission	June 25, 2015

General

1.	We refer you to the chart reflecting net revenue and operating income margin information that you have included in the fourth page of artwork in your registration statement. Please revise this chart to provide net income information for each year represented in the chart. We note in this regard that the chart currently discloses your operating margin income rather than your net income, and that it only provides operating margin income information for 2014. We also note that you provide on page 62 of your prospectus a similar chart that includes operating and net income for each year from 2005 to 2014.

In response to the Staff’s comment, the Company has revised the chart on the fourth page of artwork in the Registration Statement to remove the operating income margin information. The Company has not included net income or operating income in the chart on the fourth page of artwork in the Registration Statement because (i) net revenue, as a measurement of financial performance under generally accepted accounting principles in the United States, can be evaluated independently of net income and operating income and (ii) similar to the Company’s net revenue, the Company’s net income and operating income has increased in each of the years reflected in the chart and thus the Company is not selectively disclosing information.

In addition, the Company advises the Staff that the Company is supplementally providing the Staff with extracted pages from the Registration Statement on Form S-1 of Etsy, Inc., Shutterstock, Inc., zulily, inc., Cnova N.V. and GoDaddy Inc. that include charts and tables which show only the issuer’s revenue or net sales numbers, without providing operating or net income (the “Net Revenue Information”).

2.	We note your statements on pages 2 and 63 that “U.S. pet food retail sales grew 62% between 2004 and 2014, which represents a CAGR of 5%, based on data from Euromonitor.” Please provide us with copies of the industry analysis or reports upon which you rely with regard to this statement.

The Company advises the Staff that the Company is supplementally providing the Staff with an extracted page from the most recent industry analysis prepared by Euromonitor (the “Industry Information” and, together with the Net Revenue Information, the “Supplemental Information”), which was updated as of June 2015, upon which the Company relied in making the statements on pages 2 and 63 of the Registration Statement with regard to the growth of U.S. pet food retail sales between 2004 and 2014.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the Supplemental Information is being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of the Company, we request that the Supplemental Information be returned to the Company upon completion of your review thereof. As required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the Supplemental Information is furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the Supplemental Information is not being filed in electronic format.

Securities and Exchange Commission	June 25, 2015

Letter from Our Founder, page v

3.	We refer you to the second full paragraph of the letter from your founder, in which you refer to the BLUE brand as “the #1 natural pet food . . . brand.” Please revise this language to reflect that you are referring to your position in the “Wholesome Natural” market segment. Otherwise, please revise to clarify the basis for your claim.

In response to the Staff’s comment, the Company has revised the disclosure on page v of the Registration Statement.

Underwriting, page 129

The LOYAL3 Platform, page 132

4.	We note your disclosure stating that your underwriters have reserved up to 5% of the common shares offered by this prospectus to be offered to your customers, partners, individual investors and certain non-management employees, and that any purchases of shares in this offering through the LOYAL3 platform will be at the initial public offering (IPO) price. You further state that up to certain amount of shares offered through the LOYAL3 platform will be allocated among your non-management employees in amounts determined by you and that such employees will not be required to pay for these shares. Please expand your disclosure to discuss how you plan to account for these shares to be offered to your non-management employees and whether you also plan to value them based on the IPO price.

In response to the Staff’s comment, the Company has revised the disclosure on page 49 of the Registration Statement.

Financial Statements

Note 15 – Commitments and Contingencies, page F-22

Litigation & Settlements, page F-22

5.	We note your revised disclosures responding to our prior comment one on pages F-22 and F-33, stating in part “…we have determined that the possible loss or range of loss resulting from Nestlé Purina proceedings…cannot be reasonably estimated due to the following reasons…” Please further revise your disclosures to use the term reasonably possible loss if you intend for your description of loss contingency to be consistent with the term used in FASB ASC 450-20-25-1 and 450-20-50-2.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-22 and F-33 of the Registration Statement.

* * * * * * *

Securities and Exchange Commission	June 25, 2015

Please do not hesitate to call Ken Wallach at (212) 455-3352 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:	Securities and Exchange Commission

Joseph Klinko

Lily Dang

Parhaum J. Hamidi

Norman von Holtzendorff

Blue Buffalo Pet Products, Inc.

Michael Nathenson

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